
August 8, 2018

Ryan Kirkham
General Counsel
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750

>   **Re: Peoples Bancorp Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 1, 2018**
>   **File No. 333-226470**

Dear Mr. Kirkham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Financial Services